SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annex 6- Article 8 of CVM Instruction No. 481/2009

Free Translation

I – Name and qualification of the concerned party

Federal Government, controlling shareholder of Eletrobras.

II – Nature of the relation of the concerned party with the company

The Federal Government is the controlling shareholder of Eletrobras, and indirectly of the Distribution Companies, as well as Granting Authority of the electric energy distribution concessions that will decide, pursuant to paragraph 1-A of Article 8 of Law No. 12,783/2013, and according to the conditions established under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolution of the Investment Partnership Program Council – CPPI number 28/2017 and number 29/2017, about the conditions of sale of the Distribution Companies and the grant of new concession to the winning bidder.

III   – Number of shares and other securities issued by the company which are owned by the concerned party, either directly or indirectly

The shareholding composition of the Company’s capital on September 30, 2017 was shown as follows:

Centrais Elétricas Brasileiras S/A – Eletrobras

Shareholding on 09/30/17			% Capital

Shareholders	Amount of Shares	Value (BRL)	Sort/Class	Total

COMMON	1,087,050,297	25,158,666,239	100.00%	80.37%
Federal Government	554,395,652	12,830,919,794	51.00%	40.99%
Board of Directors	44,000	1,018,335	0.00%	0.00%
Executive Board	1	23	0.00%	0.00%
BNDESPAR	141,757,951	3,280,842,649	13.04%	10.48%
BNDES	74,545,264	1,725,273,818	6.86%	5.51%
Citibank	27,306,768	631,987,190	2.51%	2.02%
Banco Clássico	68,750,900	1,591,169,196	6.32%	5.08%
FND	45,621,589	1,055,864,972	4.20%	3.37%
FGHAB	1,000,000	23,143,976	0.09%	0.07%
Norges Bank	5,373,155	124,356,172	0.49%	0.40%
BlackRock Funds	1,934,286	44,767,069	0.18%	0.14%
Other	166,320,731	3,849,323,045	15.30%	12.30%
PREF. A	146,920	3,400,313	100.00%	0.01%
Victor Adler	52,000	1,203,487	35.39%	0.00%
Shareholders to identify	42,775	989,984	29.11%	0.00%
Other	52,145	1,206,843	35.49%	0.00%
PREF. B	265,436,883	6,143,264,912	100.00%	19.62%
Citibank	14,773,948	341,927,901	5.57%	1.09%
BNDESPAR	18,691,102	432,586,420	7.04%	1.38%
BNDES	18,262,671	422,670,824	6.88%	1.35%
Norges Bank	13,587,340	314,465,074	5.12%	1.00%
BlackRock Funds	2,159,766	49,985,573	0.81%	0.16%
Shareholders to identify	2,622,861	60,703,433	0.99%	0.19%
3G Radar Funds	14,758,600	341,572,688	5.56%	1.09%
Federal Government	1,544	35,734	0.00%	0.00%
Board of Directors	2,516,800	58,248,759	0.95%	0.19%
Other	178,062,251	4,121,068,505	67.08%	13.16%
Total	1,352,634,100	31,305,331,464		100.00%

CERON

Shareholder	Type of	Amount of	% Capital
	Share	Shares

CENTRAIS ELÉTRICAS BRASILEIRAS	Common	1,212,156,653	100%
S.A. – ELETROBRAS

	Preferred	-
TOTAL		1,212,156,653	100%
CEPISA

Shareholder	Type of	Amount of	% Capital
	Share	Shares
CENTRAIS ELÉTRICAS BRASILEIRAS	Common	744,131,334	95.50%
S.A. – ELETROBRAS

	Preferred	35,092,218	4.50%
TOTAL		779,223,552	100%
CEAL

Shareholder	Type of	Amount of	% Capital
	Share	Shares
CENTRAIS ELÉTRICAS BRASILEIRAS	Common	677,858,321	98.31%
S.A. – ELETROBRAS

	Preferred	11,666,063	1.69%
TOTAL		689,524,384	100%

BOA VISTA

Shareholder	Type of	Amount of	% Capital
	Share	Shares
CENTRAIS ELÉTRICAS BRASILEIRAS	Common	320,742,889	100%
S.A. – ELETROBRAS

	Preferred	-
TOTAL		320,742,889	100%

AMAZONAS ENERGIA

Shareholder	Type of	Amount of	% Capital
	Share	Shares
CENTRAIS ELÉTRICAS BRASILEIRAS	Common	6,276,666,628	100%
S.A. – ELETROBRAS

	Preferred	-
TOTAL		6,276,666,628	100%
ELETROACRE

Shareholder	Type of	Amount of	% Capital
	Share	Shares
CENTRAIS ELÉTRICAS	Common	76,786,140,655	97.71%
BRASILEIRAS S.A. – ELETROBRAS	Preferred	27,920,572,636	94.04%
Other	Common	1,795,985,579	2.29%
	Preferred	1,768,717,653	5.96%

TOTAL	Common	78,582,126,234	100%
	Preferred	29,689,290,289

IV – Existing balances, either payables and receivables, among the parties involved

(a) Existing balances between the Federal Government and Eletrobras

			PARENT COMPANY

			09/30/2017

	TYPE OF TRANSACTION	ASSETS	LIABILITIES	INCOME

Federal	Reimbursement of Liabilities (RBNI)	-	246,915	-
Government

		-	246,915	-
Federal
Government -	Loans and Financing Payable	-	605,322	-
BNDES
		-	605,322	-

Federal
Government -	Loans and Financing Payable	-	3,382,692	-
Banco do Brasil
		-	3,382,692	-
Federal
Government -	Loans and Financing Payable	-	2,114,183	-
Caixa Econômica

Federal
		-	2,114,183	-
Federal
Government -	Loans and Financing Payable	-	6,675,508	-
Global Reversal

Reserve
		-	6,675,508	-
Public Power -	Reimbursement Liabilities - Itaipu	-	2,683,679	-
National Treasury

		-	2,683,679	-
Public Power -	Prepayment for Future Capital Increase - AFAC	-	3,306,338	-
National Treasury

		-	3,306,338	-

(b) Existing balances between Eletrobras and Distribution Companies

			PARENT COMPANY

			09/30/2017

	TYPE OF TRANSACTION	ASSETS	LIABILITIES	INCOME

	Loans and Financing	1,733,579	-	-
Ceal	Prepayment for Future Capital Increase	174,901	-	-
	Interest Income, Commissions, Rates and Exchange Rate Change	-	-	174,223

		1,908,480	-	174,223
	Loans and Financing	1,987,949	-	-
Cepisa	Prepayment for Future Capital Increase	317,955	-	-
	Interest Income, Commissions, Rates and Exchange Rate Change	-	-	186,113

		2,305,904	-	186,113
	Loans and Financing	2,499,847	-	-
Amazonas	Other Assets	12,843	-	-
Energia	Prepayment for Future Capital Increase	116,388	-	-
	Interest Income, Commissions and Fees	-	-	250,732

		2,629,078	-	250,732
	Loans and Financing	1,148,825	-	-
Ceron	Prepayment for Future Capital Increase	-	-	-
	Other Assets	-	-	-

	Interest Income, Commissions, Rates and Exchange Rate Change	-	-	98,852

		1,148,825	-	98,852

	Loans and Financing	433,679	-	-
Eletroacre	Prepayment for Future Capital Increase	75,957	-	-
	Interest Income, Commissions, Rates and Exchange Rate Change	-	-	38,204

		509,636	-	38,204
	Loans and Financing	185,147	-	-
Boa Vista	Prepayment for Future Capital Increase	80,089	-	-
	Interest Income, Commissions, Rates and Exchange Rate Change	-	-	15,562

		265,236	-	15,562

V – Detailed description of the nature and extent of the interest in question

The 165th Extraordinary General Meeting, held on July 22, 2016 (“165th EGM”) approved the transfer of the controlling shareholder, until December 31, 2017, of the Distribution Companies Companhia Energética do Piauí (“Cepisa”); Companhia Energética de Alagoas (“Ceal”); Companhia de Eletricidade do Acre (“Eletroacre”); Centrais Elétricas de Rondônia S.A. (“Ceron”); Boa Vista Energia S.A. (“Boa Vista Energia”); and Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), hereinafter referred to as “Distribution Companies,” under the terms of Paragraph 1-A of Article 8, Law No. 12,783/2013, provided that, until the transfer of the distribution company to the new controlling shareholder, the distribution company received, directly from the Federal Government or through a tariff, all the resources and remuneration necessary to operate, maintain and make the investments which are connected to the public utilities of the respective distribution company, maintaining the economic and financial balance of the Distribution Company, without any contribution of resources, at any title, by Eletrobras.

In addition to this, the 165th EGM also approved the return, at any time, of the concession of the Distribution Companies and that measures were adopted to liquidate the Distribution Companies, in the following events: (i) the transfer of its controlling interests were not performed until December 31, 2017; or (ii) the respective Distribution Company ceased to receive directly from the Federal Government or upon tariff, until its transfer for the new controlling shareholder, all the resources and remuneration required to operate, maintain and make investments that are related to the public utilities of the respective Distribution Company, maintaining the economic and financial balance of the Distribution Company, without any contribution by Eletrobras.

Law No. 12,783/2013, in its Article 9 established that, if there was no extension of term of concession and aiming to ensure the continuance of the service provision, the holder may, after maturity, remain in charge of the provision until the new utility company takes up the responsibility, abiding by the conditions established under the Law.

Considering the decision of the shareholders of Eletrobras for the non-extension of its distribution concessions, the Ministry of Mines and Energy enacted the MME

Ordinance No. 388, dated July 26, 2017, which establishes the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy by Agency or Department of the Federal Government, under the terms of Article 9, paragraph 1 of Law No. 12,783/2013. The said Service Provision shall be applicable to the areas whose concession has not been extended, under the terms of the said Law, Decree No. 7,805/2012 and Decree No. 8,461/2015, with the purpose of ensuring the service continuance.

Accordingly, by means of MME Ordinances No. 420, No. 421, No. 422, No. 423, No. 424 and No. 425, dated August 3, 2016, the Distribution Companies Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia, were appointed as Responsible for the Provision of the Public Service for the Distribution of Electric Energy, with the purpose of ensuring the continuity of service until the assumption of a new utility company or until December 31, 2017, whichever happens first.

Additionally, by means of MME Ordinance No. 425, dated August 3, 2016, and by means of Order of Minister of Mines and Energy, on August 11, 2016, the concession that was owned by Companhia Energética de Roraima - CERR, controlled by the State of Roraima, was terminated, and Boa Vista Energia became the temporary provider of the distribution service, effective as of January 1, 2017, in the area previously served by CERR.

By means of the Homologation Resolution of the Brazilian Electric Power Agency No. 2,184/2016, the monthly value to be received by each Distribution Company as loan of RGR was homologated1, and referred to as appropriate remuneration. This amount was calculated by ANEEL to eliminate the monthly cash deficit of these companies, based on financial information for 2015.

In October 2016, ANEEL forwarded to the Distribution Companies of Eletrobras the Instrument of Commitment and Temporary Distribution Service Provision Plan. The Instrument of Commitment is an instrument whereby the shareholders of the Distribution Companies undertake the commitment to abide by the conditions for the continuity and appropriateness of the service provided, especially with respect to the following parameters: (i) compliance with the industry rules; (ii) loss of electricity; (iii) operating costs; (iv) Equivalent Duration of Interruption per Consumer Unit (DEC); (v) Equivalent Frequency of Interruption per Consumer Unit (FEC); (vi) Quality of information provided to ANEEL; and (vii) compliance with

ANEEL’s inspection regulations. The Temporary Distribution Service Provision Plan

establishes the conditions to ensure the continuity and the appropriate provision of

1  Initially, the funds of RGR would be loans that the new controlling shareholder was expected to pay in 48 months after the execution of the concession contract, out of which, 12 months would stand as grace period for interests and principal, and 36 months would be for amortization purposes, at the cost of 111% of Selic. However, the current understanding of ANEEL and MME is that the payment of these RGR loans would significantly burden the future controlling shareholder of the Distribution Companies, reducing the attractiveness of the companies, and may frighten interested parties into the auction. Thus, by means of Technical Note 149/2017, a ANEEL, according to MME, there is positioning for the loan of RGR to start being paid by the consumer, through the tariff, between the 6th and the 30th year of the new concession.

the distribution service until the bidding and assumption of the new utility company, for approval by Eletrobras. The instruments above were approved by the Board of Executive Officers of Eletrobras by means of Resolution No. 636/2016.

It should be noted that during the precarious concession period of the Distribution Companies, both MME and ANEEL participate actively in the management of the Distribution Companies appointed for the provision of services. In MME Ordinance No. 388/2016, it was established, in its chapter IV, that the provision of the service would be monitored, inspected and regulated by ANEEL.

Aiming this purpose, ANEEL, by means of Normative Resolution No. 748/2016, ruled down, among other measures, that the senior management of the appointed Distribution Companies should monthly attend ANEEL, as of January 2017, which has been happening, to render accounts concerning the execution of the agreed on Temporary Service Plan, in order to present the results achieved concerning each of the indicators followed, as well as the actions implemented and under implementation to comply with said plan.

By virtue of these deliberations, the Distribution Companies were qualified as a national priority in the energy sector, under the terms of Article 1, Article 4, head provision, Item II, and Article 5 of Law No. 13,334/2016, and the National Bank for Economic and Social Development - BNDES was designated as responsible for the execution and monitoring of the privatization process of the Distribution Companies, as per Decree No. 8,893/2016 and by the contracting of assessments and consultants responsible for modeling of privatization.

BNDES submitted to Eletrobras assessments on the privatization modeling on September 27, 2017, having rectified the model on October 19, 2017, and then rectified certain specific data again on November 1, 2017. On November 6, 2017, Decree No. 9,192/17 was enacted, governing Law No. 12,783/17 with respect to the bidding of concessions associated to the transfer of controlling interest (Annex 1). Following to this, on November 8, 2017, the Resolution of the Board of the Partnership and Investment Program - CPPI number 20, published on November 9, 2017, and amended on November 22, 2017, was amended, according to the Resolution of the Board of the Partnership and Investment Program - CPPI number 28, published on November 23, 2017. The Resolutions of the Board of the Partnership and Investment Program – CPPI numbers 20, 28 and 29 shall be hereinafter simply referred to as CPPI No. 20/2017 Resolution.

Owing to the insufficient deadlines, 169th Special Shareholders’ Meeting (“169 AGE”) held on December 28, 2017, among other matter, approved the rectification of Item 7.9 of the decision of the 165th AGE, dated July 22, 2016, to extend the deadline for executing the contract for transfer of the controlling interest held by Eletrobras in the Distribution Companies, provided that there is entitlement, until July 31, 2018, under the penalty of upholding the decision of the 165th AGE which ordered the termination of the temporary distribution services, as well as the liquidation of said Distribution Companies, which shall also happen if the Brazilian Electric Power Agency – ANEEL and/or Granting Power fails to ensure the right to provide distribution services, until the actual transfer of controlling interest, upon the appropriate remuneration.

Once the extension of the deadline for the Distribution Companies’ controlling interest transfer was approved, the 169th AGE also established that the Distribution Companies will continue to provide temporary distribution services until the effectiveness of the transfer of controlling interest, provided that (i) all the resources necessary to operate, maintain, and make investments connected to the public utilities of the respective Distribution Company are backed up by the tariff, by the Federal Government or by the Sector Funds, maintaining the economic and financial balance of the Distribution Companies, without any contribution of any kind, by Eletrobras; and (ii) there is an act of the Granting Power extending the deadlines for provision of temporary service by the Distribution Companies.

By means of Ordinance MME No. 468 dated December 4, 2017, the Granting Power extended the period for the provision of temporary service by the Distribution Companies until the assumption of a new utility company or until July 31, 2018, whichever happens first.

The Federal Government is the controlling shareholder of Eletrobras, and indirectly of the Distribution Companies, as well as Granting Authority of the electric energy distribution concessions that will decide, pursuant to paragraph 1-A of Article 8 of Law No. 12783/2013, and according to the conditions established under the Resolution of the Board of the Partnership of Investments – CPPI number 20/2017, on the conditions of sale of the Distribution Companies and the grant of new concession to the winning bidder. In addition to this, the Federal Government may receive a bonus by granting a new concession, according to the Resolution of the Board of the Partnership of Investments - CPPI above, according to the conditions of the Auction Notice and Aneel regulations.

Considering that the Distribution Companies have a negative equity, in order to carry the privatization out, Eletrobras shall have to make a contribution of funds and/or to capitalize and/or assume the Distribution Companies’ debts, in the following amounts, so that the equity value of all Distribution Companies becomes Fifty Thousand Brazilian Reais (BRL 50,000.00).

According to CPPI No. 20/2017 Resolution, as subsequently amended, Eletrobras shall perform adjustments to the Distribution Companies, at the following amounts:

I - Eletroacre: One Hundred Thirty Million, Seven Hundred and Seventy-nine Thousand and Seventy-one Brazilian Reais and Ninety-nine Cents (BRL 113,779,871.99);

II   - Ceron: One Billion, Eight Hundred Seventy-two Million, Five Hundred Twenty-two Thousand, Four Hundred and Sixty-three Brazilian Reais and Forty-two Cents (BRL 1,872,522,463.42);

III  - Cepisa: Fifty Thousand Brazilian Reais (BRL 50,000.00); IV - Ceal: Fifty Thousand Brazilian Reais (BRL 50,000.00);

V - Boa Vista: Three Hundred Forty-two Million, One Hundred Twenty Thousand, Four Hundred and Eighty-six Brazilian Reais and Twenty Cents (BRL 342,120,486.20); and

VI - Amazonas Energia: Eight Billion Nine Hundred Eleven Million and Eight Hundred Sixty-six Thousand and Five Hundred and Fifty-eight Brazilian Reais and Ninety-four Cents (BRL 8,911,866,558.94).

In addition to the adjustments provided for in the head provision of this article, Eletrobras may, at the discretion of the Shareholders’ Meeting, and as included in the agenda, undertake the rights and obligations of the Distribution Companies, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies at the base date of the studies considering the adjustments up to June 30, 2017, including the rights connected to Item IX of Article 13 of Law 10.438, dated April 26, 2002, with the new wording given by Law 13.299, dated June 21, 2016, and Eletrobras shall, on the other hand, undertake the rights and/or obligations in an equivalent amount. Thus, with respect to the obligations and rights before the Fuel Consumption Account - CCC and the Energy Development Account - CDE, the shareholders’ meeting may decide whether to transfer to Eletrobras, by means of the transfer of rights and/or obligations of the Distribution Companies with third parties and suppliers in equivalent amounts, or maintain in the Distribution Companies (Items 3, 6, 9 and 12 of the Call’s Agenda).

However, it should be noted that ANEEL is under the process of inspecting the amounts released by CCC to the said Distribution Companies during the period from 2009 to 2016, with unfavorable results already presented to the Company, which has a direct impact on the CCD contracts executed between the CDE/CCC Fund and Distribution Companies Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia, as can be seen in ANEEL Order 2504/2017, rectified on 10/27/2017 (Amazonas Energia) and Technical Notes SFF-SFG-SRG/ANEEL No. 110/2017 (Ceron), no. 90/2017 (Eletroacre) and No. 177/2017 (Boa Vista).

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun/2017

Distribution Company	ANEEL Supervised	Balance Sheet
	Amount[1]	Record[2]

Amazonas Energia	-2,906,095.46	4,055,549.00

Boa Vista Energia	5,666.71	278,360.00

Ceron	-731,570.40	3,847,293.00

Eletroacre	-276,550.90	296,167.00

Total	-3,908,550.05	8,477,369.00

Source: 1 – ANEEL Technical Notes; 2 – Intermediary Financial Statements of suppliers as of 30/06/2017.

Based on the table above, it can be observed that ANEEL's inspection established a value to be refunded to the CCC/CDE fund by all Distribution Companies, except for Boa Vista Energia, which had its debt claim diminished and, if this understanding prevails, the value currently booked as debt claim in the Distribution Companies’ Financial Statements, can become a liability of about BRL 4 billion in the sum of the four Distribution Companies, resulting in a potential loss of up to BRL 12.4 billion.

Once the equity value of the Distribution Companies has the symbolic value of Fifty Thousand Brazilian Reais (BRL 50,000.00), the Distribution Companies will have an equity value that allows the sale of the shares held by Eletrobras in the share capital of the Distribution Companies, less one common share, at a symbolic value of fifty thousand Brazilian Reais (BRL 50,000.00).

This amount of Fifty Thousand Brazilian Reais (BRL 50,000.00) allows the sale of the Distribution Companies’ shares held by Eletrobras to the winning bidder, and, as a result, the privatization of the Distribution Companies occurs in a more appropriate manner, according to the studies above.

Therefore, the winner(s) of the bidding procedure shall acquire approximately ninety percent (90%)2of the Distribution Companies' shares held by Eletrobras at an approximate value of forty-five thousand Brazilian Reais (BRL 45,000.00), in addition to compensating Eletrobras for the differentiated condition granted to the Distribution Companies’ employees and retirees within the scope of the Offer of Shares to Employees and Retirees (see item below), aside from mandatorily purchasing any remaining shares of this Offer of Shares, at the same price that

2  Article 11, CPPI RES. 20/2017. The employees and retirees of the respective Distribution Company shall be offered the right to purchase the total shares held by Eletrobras, after the purchase of the controlling interest of the Distribution Company by the new controlling shareholder, except for the provisions under Article 2, Paragraph 2.

Paragraph 1The shares held by Eletrobras offered to employees and retirees shall be at least ten percent (10%) of the number of shares held by Eletrobras prior to the sale for the winning bidder.

Paragraph 2 For the purposes of offering, to employees and retirees, the shares shall be offered with a discount of approximately 10% (ten percent) of the minimum price per share, which shall be offset by the new controlling shareholder, in order to guarantee for Eletrobras the amounts established in Article 2º.

Paragraph 3 Eletrobras shall assign to the employees and retirees exercising the option to purchase the Distribution Company’s shares, the preemptive right to subscribe to the capital increase referred to in Article 10.

Paragraph 4 The shares not purchased by the employees and retirees of the Distribution Company shall be compulsorily purchased by the new controller, so that Eletrobras will remain with only one (1) common share.

was offered to employees and retirees, in order that the payment to Eletrobras of Fifty Thousand Brazilian Reais (BRL 50,000.00) is allowed for transfer of 100% of the shares of the Distribution Company less one (1) common share, which shall remain with Eletrobras.

Soon after the sale of control to the winner(s) of the bidding procedure, as a sine qua non condition for the completion of the privatization process, the winner(s) of the bidding procedure must conduct a new capital increase in the Distribution Companies with the objective of optimizing the Distribution Companies' capital structure, according to the CPPI Resolution 20/2017. On that occasion, Eletrobras shall assign, to those employees and retirees who exercise the above right, the entitlement to subscribe to the capital increase in the Distribution Companies held by the new controlling shareholder, remaining with only one (1) common share, as provided for in paragraph 1 of Article 2 of CPPI Resolution no. 20, dated November 8, 2017 (Item 17 of the Call Notice’s Agenda).

Additionally, within six (6) months after the date of execution of the purchase contract between Eletrobras and the winning bidder, Eletrobras shall have the right to increase its participation in the Distribution Companies' share capital by up to thirty percent (30%), pursuant to a Shareholders' Agreement to be signed between Eletrobras and the new controlling shareholder, according to the conditions provided for in the Privatization Modeling Proposal (Item 18 of the Agenda). If Eletrobras chooses not to increase its participation in the Distribution Companies’ share capital, under the terms of the Shareholders' Agreement to be signed with the winning bidder, Eletrobras shall sell the only share it holds in the Distribution Companies to the winning bidder, immediately after the expiration of the time period of six (6) months after the date of execution of the purchase contract with the winning bidder, thus withdrawing from the staff of the Distribution Companies. It is an option of Eletrobras, to be decided upon in the future, after the new controlling shareholder is known, as well as its financial conditions, technical qualification and governance practices. On account of this, this Shareholder’s Meeting proposes the delegation of powers to the Board of Directors, so that it may subsequently decide on such option.

The new concession agreement, to be signed by the new parent company and the Granting Power, shall create the rights and duties of the Distribution Companies, in order to allow the improvement of the level of service quality, tariff low rates, as well as economic and financial sustainability.

If the Distribution Companies' privatization process does not happen, the Distribution Companies shall be liquidated as defined in the 165th Extraordinary Shareholders' Meeting of Eletrobras, and they are responsible for providing the public energy distribution service, pursuant to Administrative Rule MME 468/2017, until July 31, or assumption of a new concessionaire, whichever occurs first, subject to the conditions approved by Eletrobras at the 169th AGE.

In the case of decision for liquidation of the Distribution Companies, according to external opinions annexed to the list of illustrious ones: Arnoldo Wald, Gustavo

Binenbojm and Nelson Eizirik (Annexes 8.a, 8.b, 8.c and 8.d), would have Law No. 8.029, of April 12, 1990, which provides for the extinction and dissolution of entities of the Federal Public Administration and succession of the Union in the rights and obligations of the Distributors, as disciplined Article 23, which states: "The Union shall succeed the entity, to be extinguished or dissolved, in its rights and obligations arising from legal norm, administrative act or contract, as well as other pecuniary obligations. "

This is not the opinion of the Union, according to PGFN and CGU opinions (Annexes 09 and 10) and Interministerial Letter No. 906 / MME / MF / MP (Annex 12). Likewise, the Loeser and Portela lawyers, a member of the Mais Energia B Consortium, responsible for the execution of legal due diligence and legal counsel for the privatization process, as well as the eminent jurists hired João Laudo de Camargo and Francisco da Costa e Silva (Annex 8.f).

VI – The Management’s Recommendation about the advantages and disadvantages of the operation for the Company:

The main benefits, costs and risks involved in matters subject to the 170th AGE are referred to in the Management Proposal and its annexes, but are not exhaustive. Below there is a brief summary:

(i)  If the Privatization of the Distribution Companies is approved under the terms of RES CPPI No. 20/2017:

Benefits

•              The sale of the Distribution Companies' shares shall result in the adoption by the Distribution Companies of a legal regime similar to that of other non-State agents operating in the sector, thereby allowing for significant operational adjustments; and

•              The restructuring of the Distribution Companies, with the joining of a private shareholder for the company’s control, shall allow that Eletrobras focuses its investments and efforts on the areas of generation and transmission, which are the main activities of Eletrobras.

Costs

•              Eletrobras shall, before the transfer of controlling interest, make adjustments in the Distribution Companies, upon conversion of capital or assumption of the debts of the Distribution Companies with Eletrobras and/or third party, according to the sums shown in Table below;

Investments made in Distribution Companies by Eletrobras

Distribution Company	Adjustments (BRL)
Amazonas Energia	8,911,866,558.94
Boa Vista Energia	342,120,486.20
Ceal	50,000.00
Cepisa	50,000.00
Ceron	1,872,522,463.42
Eletroacre	113,779,871.99
Total	11,240,389,380.55

•              If the 170th AGE approves that Eletrobras assumes the Distribution Companies’ rights and obligations under the responsibility of the Distribution Companies, relating to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies, considering the adjustments up to June 30, 2017, including the rights connected to item IX of article 13 of Law No. 10.438, dated April 26, 2002, with the new wording given by Law No. 13.299, dated June 21, 2016, and, in such respect, Eletrobras should undertake, on the other hand, in a commutative manner, the rights and/or obligations at an equivalent value, the following costs may be incurred:

CCC: Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	Balance Sheet
Record[2]

Amazonas Energia	4,055,549.00

Boa Vista Energia	278,360.00

Ceron	3,847,293.00

Eletroacre	296,167.00

Total	8,477,369.00

Source: Intermediary Financial Statements of Distribution Companies as of 06/30/2017.

•              Considering that ANEEL is in the process of inspecting the amounts released by the Fuel Consumption Account (CCC) and the Energy Development Account (CDE) to the Distribution Companies, during the period from 2009 to 2016, within the scope of Administrative Proceedings No. 48500.004972/2016-34 –

Amazonas Energia), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (Proceedings 48500.000588/2017 and 48500.000587/2017), with unfavorable results already presented to the Company, if this understanding prevails, which is currently registered as a debt claim in the Distribution Companies’ balance sheets, as referred to in the table above, it may become a liability amounting to R$ 4 billion, resulting in a potential loss up to R$ 12.4 billion, according to the following table:

CCC:  ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	ANEEL Supervised Amount[1]	Balance Sheet Record[2]
Amazonas Energia	-2,906,095.46	4,055,549.00
Boa Vista Energia	5,666.71	278,360.00
Ceron	-731,570.40	3,847,293.00
Eletroacre	-276,550.90	296,167.00
Total	-3,908,550.05	8,477,369.00

·       Pursuant to article 21-B of Law 12783/2013, the amount obtained from the sale of the shares of the Distribution Companies purchased by Eletrobras should be deposited in the RGR fund, in accordance with Item 1 of Article 3 of Law No. 9,619, of April 2, 1998, up to the amount of funds used by Eletrobras from the RGR Fund for the purchase of the shares of said Distribution Companies (federalization), pursuant to article 3 of Law 9619, dated April 2, 1998, duly adjusted according to Paragraph 5 of Article 4 of Law 5655, dated May 20, 1971;

•              Other costs forecasted in the DFP/DFF/DDE Technical Note no. 1/2017 and CPPI Resolution number 20/ 2017;

•              Reimbursement to BNDES of the costs and remuneration provided for in this Management Proposal.

Risks

•              Frustration of the disposal of the shares or non-performance of the Auction, due to several factors, notably due to some judicial, political, economic, financial, regulatory, governmental or administrative impediment, which may lead to the bidding of the distribution concession, without the transfer of the share control, in the form of art. 5 of Decree No. 9,192/2017;

•              Frustration of one or more of the assumptions considered in the model contracted by BNDES, which may make it impossible to sell the Distributors under the conditions of CPPI Resolution No. 20/2017, which may lead to the bidding of the distribution concession, without transfer of share control, in the form of art. 5 of Decree 9192/2017;

•              Absence of investors/companies interested in the purchase, which may lead to the bidding of the distribution concession, without the transfer of share control, in the form of art. 5 of Decree 9192/2017;

•              Low competitiveness in the Auction because of the current economic situation of the country and/or conditions of sale of the Distributors, which may lead to the bidding of the distribution concession, without the transfer of the share control, in the form of art. 5 of Decree 9192/2017;

•              Change of the minimum conditions or other restriction for sale by the TCU;

•              Considering that ANEEL is in the process of inspecting the amounts released by the Fuel Consumption Account (CCC) and the Energy Development Account (CDE) to the Distribution Companies, during the period from 2009 to 2016, within the scope of Administrative Proceedings No. 48500.004972/2016-34 –

Amazonas Energia), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista (Proceedings 48500.000588/2017 and 48500.000587/2017), with unfavorable results already presented to the Company, if this understanding prevails, which is currently registered as a debt claim in the Distribution Companies’ balance sheets, as referred to in the table above, it may become a liability amounting to R$ 4 billion, resulting in a potential loss up to R$ 12.4 billion, according to the following table:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun./2017– BRL Thousand

Distribution Company	ANEEL Supervised	Balance Sheet
	Amount[1]	Record[2]

Amazonas Energia	-2,906,095.46	4,055,549.00

Boa Vista Energia	5,666.71	278,360.00

Ceron	-731,570.40	3,847,293.00

Eletroacre	-276,550.90	296,167.00

Total	-3,908,550.05	8,477,369.00

•              Possibility that Boa Vista and Amazonas Energia do not receive the CDE debt claim set forth in article 13, IX, of Law 10438/2002, as amended by Law 13299/2016, which establishes that utility companies providing services to the isolated system should be reimbursed for costs in purchasing fuel, incurred until April 30, 2016, "proven, but not reimbursed due to economic and energy efficiency requirements" referred to in Law 10438/2002, including adjustments for inflation, and given that receipt of said debt claim was considered in the studies by Eletrobras;

•              In the case of Amazonas Energia, the non-completion of the unbundling process until March 2, 2017;

•              In the case of Amazonas Energia, the potential burdensome nature of OC gas contract number No. 1902/2006, of which Eletrobras is a guarantor, if Aneel maintains its position that said Distribution Company is not entitled to full reimbursement for the volume of gas contracted, regardless of installed capacity and consumption, and said Distribution Company or Eletrobras is not able to revert such position by judicial means, and in the studies the burdensome nature of this agreement was not considered;

•              Eletrobras may have difficulty obtaining all the necessary financial resources to support the adjustments and obligations foreseen in the model contracted by BNDES and in Resolution CPPI nº 20/2017, according to Technical Information DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF No. 002/2017; and DFP/DFF/DDE No. 001-B/2017;

•              The failure of arranging consent of the creditors for the assumption of the Distribution Companies’ debts by Eletrobras;

•              In the case of privatization of Ceal, if an agreement connected to the payment of salary differences connected to Bresser Plan is not executed and approved before court, given that the CPPI Resolution 20/2017 defined that the privatization of Ceal is conditioned to the execution and judicial homologation of an agreement regarding the payment of salary differences arising from the Bresser Plan, and, in turn, Decree 9192/2017, in its Article 5, establishes that a bidding process for grant of distribution shall happen, without the transfer of controlling interest, if the bidding process fails to achieve its original purpose;

•              The Brazilian Electric Power Agency – ANEEL or the Granting Power may not extend the provision of temporary services by the Distribution Companies, until the actual transfer of controlling interest, or fail to ensure the appropriate remuneration for the provision of said services; and

•              Other risks forecasted in the DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF No. 002/2017; and DFP/DFF/DDE No. 001-B/2017 Technical Note.

(ii)     In the case of Approval of Liquidation and Dissolution of the Distribution Companies

Benefits

•              It shall allow that Eletrobras focuses its investments and efforts on the areas of generation and transmission, which are the main activities of Eletrobras;

•              Eletrobras shall not need to assume the debts of the Distribution Companies established in CPPI Resolution 20/2017;

•              Eletrobras shall not need to disburse more funds into the Distribution Companies, given that the Federal Government shall assume all obligations under the terms of Law No. 8029/1990;

•              Potential improvement of Ebitda of Eletrobras and elimination of the need for reimbursement of funds by Eletrobras to finance cash deficit and investments of the Distribution Companies, contributing to the achievement of the strategy of reduction of the consolidated net debt/ebitda indicator of the Company; and

•              Potential reversal of part or all deficiency of the Distribution Companies recorded in the Financial Statements of Eletrobras.

Costs

•              Potential need for the return of funds, by Eletrobras, received by the Distribution Companies Amazonas Energia, Ceron, Eletroacre and Boa Vista, to the CDE/CCC Fund, as manager of said Funds at the time, if ANEEL's current position of undue receipt is maintained under the scope of the Administrative Proceedings of ANEEL, Amazonas Energia (48500.004972/2016-34), Ceron (48500.005104/2016-71), Eletroacre (48500.005103/2016) and Boa Vista

(48500.000588/2017 and 48500.000587/2017), according to the table below:

CCC: ANEEL Supervised Amount x Balance Sheet Record – Jun/2017– BRL Thousand

Distribution Company	ANEEL Supervised Amount

Amazonas Energia	-2,906,095.46

Boa Vista Energia	5,666.71

Ceron	-731,570.40

Eletroacre	-276,550.90

Total	-3,908,550.05

•              Reimbursement to BNDES of the costs provided for in this Management Proposal.

•              Potential payment of contracts wherein Eletrobras stands as guarantor of the Distribution Companies;

•              Other costs referred to in the Technical Information of the Technical Note

DFP/DFF/DDE No. 001/2017, DFP/DFC/DDEF No. 002/2017; and DFP/DFF/DDE No. 001-A/2017.

Risks

•              Submission to judicial instances of the liquidation and dissolution process of the Distribution Companies;

•              Imposition to Eletrobras of debts and contracts of the Distribution Companies guaranteed by Eletrobras;

•              The non-completion of the unbundling process of Amazonas Energia and the assets of Amazonas Geração e Transmissão de Energia S.A may be used for the payment of Distribution Company’s debts;

•              The States, whose contracts for the purchase and sale of shares of Distributors entered into with Eletrobras at the time of their federalization contained a provision for payment of a percentage of the difference between the amount paid in the acquisition of the shares and that received in the privatization of such Distributors, case (the so-called "upside"), may question the non-payment of the upside, and the matter be judicialized;

•              Judiciary of the process of liquidation and dissolution of the Distributors with the Union, according to Interministerial Letter No. 906/MME/MF/MP (Annex 12). According to BNDES studies, the distribution liquidators scenario, considering Eletrobras as liquidator and not the Federal Government, may generate the following costs:

Liquidation

Distribution Company	Liquidation Cost (BRL)
Amazonas Energia	12,060,245,607.63

Boa Vista Energia	465,696,747.78

Ceal	569,913,103.09

Cepisa	740,112,396.38

Ceron	2,398,260,429.38

Eletroacre	402,348,970.72

Total	16,636,577,254.98

Eletrobras, with a view to having a view of the possible impacts in the event of non-application of Law No. 8,029/1990, also carried out its calculation of the cost of settlement of the Distributors through Technical Information DFP/DFC/DDEF No. 002/2017, costs:

	AmE D	Ceron	Eletroacre	Boa Vista	CEAL	CEPISA	TOTAL
Total Assets	10,837,074	5,700,135	1,060,054	695,319	1,907,905	1,884,065	22,084,552
Unearned assets (*)	1,603,439	73,375	30,314	20,177	17,439	43,364	1,788,108
Total Assets for liquidation	9,233,635	5,626,760	1,029,740	675,142	1,890,466	1,840,701	20,296,444
Indemnable	3,369,550	1,222,975	551,906	227,568	1,015,507	1,099,406	7,486,912
Immediate liquidity	318,086	90,106	18,437	6,755	75,674	24,063	533,121
To realize	1,577,310	483,071	175,147	162,459	799,285	717,232	3,914,504
CCC (Fuel consumption account)	3,968,689	3,830,608	284,250	278,360	-	-	8,361,907
Total liabilities	20,940,418	7,299,359	1,467,425	1,405,414	2,603,737	3,154,388	36,870,741
Not due (**)	1,604,852	397,607	107,133	130,601	344,112	516,314	3,100,619
Total Liabilities for liquidation	19,335,566	6,901,752	1,360,292	1,274,813	2,259,625	2,638,074	33,770,122
Immediate liability	60,823	30,406	9,368	20,080	65,176	38,102	223,955
Compensable	2,398,018	240,497	130,744	81,095	148,596	81,292	3,080,242
Eletrobrás System	1,871,850	3,294,107	402,263	696,666	1,599,658	1,843,625	9,708,169
Petrobrás System	12,593,154	2,467,688	443,643	327,572			15,832,057
Others	2,411,721	869,054	374,274	149,400	446,195	675,055	4,925,699
Total Equity	-10,103,344	-1,599,224	-407,371	-710,095	-695,832	-1,270,323	-14,786,189
Coast of shutdown	260,685	215,165	72,966	126,598	130,425	309,169	1,115,009
Bresser Plan	-	-	-	-	166,205	-	166,205
Preliminary liquidation coast	-10,362,616	-1,490,157	-403,518	-726,269	-665,789	-1,106,542	-14,754,892
Asset adjustments	-209,528	-85,628	-47,025	-22,449	-222,413	-197,566	-784,609
Financial asset of the current concession	-55,958	-49,778	-11,054	-4,586	-14,865	-9,763	-146,004
Customers	-153,570	-35,850	-35,971	-17,863	-207,549	-187,803	-638,606
Liabilities adjustments	-838,640	-571,429	-4,424	-62,340	-395,958	-318,998	-2,191,789
Possible contigencies (***)	-838,640	-571,429	-4,424	-62,340	-395,958	-318,998	-2,191,789
Liquidation Cost after adjustments	-11,410,784	-2,147,214	-454,967	-811,058	-1,284,160	-1,623,106	-17,731,290
(*)Intangible, Tributes e Social Contribution

(**) Onerous concession, RGR designation period (***) Net of Andeco

Liquidation Coast ascertained by the BNDES	-12,060,246	-2,398,260	-402,349	-465,697	-569,913	-740,112	-16,636,577

Management’s Recommendation

As explained emphasizing the risks described in this management proposal and the restrictions to be observed, the management, by a majority of votes, considers that, in view of the content of the Inter-ministerial Letter No. 906 MME/MF/MP, in which the Federal Government expresses its opinion about the inapplicability of Law No. 8,029/1990 and the consequent trend to have a discussion in courts about the ownership in the succession of the distribution companies' debts and obligations, as well as the need for managers to evaluate in this scenario the risk imposed on the conduction of our corporate business, on its permanence and relevance to several stakeholders, which impact cannot, at this moment, be weighed and measured in all its complexity and depth due to the moment it comes to the attention of the managers, who have no more diligent alternative than to opt for calling the 170th Extraordinary General Meeting, recommending the sale of shares of the distribution companies in light of the Resolution CPPI 20/2017, pursuant to items 1, 4, 7, 10, 13 and 15 of the call notice, which, faced with the internalisation of the liquidation by the holding company, as indicated by the technical studies added to this management proposal, is the least costly for us, given all the risks, costs and benefits highlighted in this management proposal, with particular emphasis on the imminent risk of us having to pay, at least in the short and medium term (during any judicial proceedings with the Federal Goverment), the relevant cost of any liquidation of the distribution companies, which would not be affordable due to our current economic and financial conditions.

However, managers recommend not to approve items 3, 6, 9 and 12 of the call notice, maintaining the CCC/CDE's credits in the respective distribution companies and the equivalent debts.

Finally, they recommend the approval of item 19 of the call notice, since, if the privatization of one or more distribution companies is not successful, we cannot permanently support said companies, being their liquidation more favourable.

In view of the foregoing, our management recommends that the shareholders carefully read all the documentation made available to them regarding the main aspects of the privatization and/or liquidation and dissolution of our distribution companies, including the annexes to this management proposal, and then approve what they consider to be the best alternative for us.

In view of the foregoing, the Company's Management recommends that the Shareholders carefully read all the documentation made available to them regarding the main aspects of the privatization and/or dissolution of the Distribution Companies of Eletrobras, including the Annexs to this Management Proposal and then approve it as they consider it to be the best alternative for the Company.

VII – If the matter subject for approval by the meeting is a contract subject to the rules of Article 245 of Law 6.404, dated December 15, 1976

Not applicable to the case, since, in spite of the interest of the Union in matters subject to the sieve of the General Meeting: (i) any contracts entered into as a result of the model approved by CPPI Resolution No. 20/2017 will be entered into between Eletrobras and the Distributors, who do not vote at the General Meeting in question and therefore do not interfere with the decision in question; and (ii) any concession agreement to be entered into between the Granting Authority and Distributors, already with the transferred control, will have the intervention of the new controllers who won the auction and not Eletrobras, and is not, in addition, subject to this General Meeting.

Accordingly, this annex is being filled in compliance with the provisions of article 8 of CVM Instruction No. 481/2009, in view of the special interest of the Federal Government in approving matters submitted to the 170th Extraordinary General Meeting, as described above and in terms of the Management Proposal and the external opinions annexed thereto by Arnold Wald, Gustavo Binenbojm, Nelson Eizirik, Anderson Schreiber and João Laudo de Camargo and Francisco da Costa e Silva, who are included in the proposal as annexes.

Annex 7 – Annex 21 of CVM CVM Instruction No. 481/09 – Information about Assessors

1. Annex 21 of CVM Instruction No. 481/09 – Information about Assessors

1. List the assessors recommended by the management

The assessors engaged by BNDES, under the laws which impact Privatization National Program (PND) and public bidding procedures, were Ceres Inteligência Financeira Ltda. - EPP (SERVICE A) and Consortium Mais Energia B (SERVICE B), established by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC Recovery"), PricewaterhouseCoopers Serviços Profissionais Ltda ("PwC SP"), Siglasul Consultoria Ltda. ("Siglasul") and Loeser e Portela Advogados ("LPA").

2. Describe the qualification of the recommended assessors

Ceres Inteligência Financeira Ltda. – EPP (SERVICE A) is a consulting firm and advisory company which provides full services in the economic and financial management of public or private projects. Its focus is on the Valuation and structuring of companies and on the study for the implantation of new businesses, including the structuring and analysis of economic and financial feasibility, risk assessment, the composition of scenarios and the concept and definition of the fundamental points in each project, aimed at large and medium-sized companies, in several industries, such as banking, electric energy, basic sanitation, airport infrastructure, among others.

Consortium Mais Energia B includes PwC (consortium leader), by Siglasul and by Loeser e Portela Advogados. Each of the company is briefly described as follows.

PwC

PwC is the largest Professional Services company in the world with the accumulated knowledge and experience of over 200,000 employees and partners in more than 150 countries. PwC helps coming up with solutions for the most complex business of its clients, meanwhile it assists them and contribute to their mission, thereby adding value to their shareholders, managing risks and achieving maximum performance.

PwC conducts business in South and Central Americas since 1915. Currently, it has more than 40 offices in 9 countries in the region, with about 10,000 employees and partners. By any parameter considered, whether it is a revenue, the number of officers, or else the total of member or employees, our company is the undisputed leader in its industry. This leadership is directly connected to our strategy, which has for years emphasized the importance of the multidisciplinary approach associated with a regional management structure.

In Brazil, PwC has been present since 1915, has 16 offices with proven excellence, having thus established a network of expressive geographic reach in the provision of audit services, tax consulting, and business consulting. Currently, we rely on 5,000 professionals of sundry backgrounds and skills, at the disposal of the domestic demand. One of the PwC offices is located in the city of Rio de Janeiro and has been engaged in public sector projects.

A PwC relies on a staff of specialists dedicated to providing services for both government and public sector. Over the last few years, we have assisted governments at the federal, state and city levels to manage their projects, programs and portfolios, improve their processes and structures in order to provide better services and infrastructure to citizens, ensure the implementation of public policies, as well as play their roles in regulating and furthering economic and social development.

Siglasul

Siglasul is a consulting firm specializing in regulatory issues that conducts business in the Brazilian electric energy market since 2002. It participated in the development of the regulatory framework and in more than 35 processes of review and tariff discussion applied in the distribution of electric energy. In addition to this, Siglasul has already advised large energy distribution utility companies in the assessment, discussion and implementation of new methodologies to be employed in the four cycles of tariff reviews experienced in the country. It also worked on the reformulation of the tariff frameworks, with the purpose of separating the activity of energy trading and transmission and distribution services.

The consulting firm develops methodologies and assessments specifically earmarked for the support in the management of companies, as well as provides regulatory support in processes of technical and economic assessment of energy companies (Due Diligence). Such activities demand a high degree of specific knowledge connected to the regulation concepts that impact the operation of companies regulated in Brazil.

Still in the electric energy industry, Siglasul works in concert both with Instituto Acende Brasil and with the Brazilian Association of Electric Energy Distributors (ABRADEE). For Institute Acende Brasil, Siglasul prepared 6 Tariff Policy Papers, which analyze the incentive regulation applied in the Brazilian electric energy distribution industry - available at www.acendebrasil.com.br/en/estudos. In the case of ABRADEE, Siglasul provided advisory on the discussion of methodologies earmarked for the second cycle of tariff reviews of electric energy distribution utility companies, which included the support for the formulation of proposals to improve the regulation.

The company is actively engaged in the Research & Development (R&D) sponsored by the electric industry funds and organized by ANEEL. The projects carried out cover non-technical losses, the impact of investments in the quality of distribution services, and the reformulation of electric energy distribution tariffs, as well as the improvement of methodologies for the determination of quality targets for the provision of distribution services. Recently, Siglasul was engaged by ANEEL to provide support in regulatory issues connected to the implementation of the Analytical Intelligence System of the Electric Sector (SIASE), which aims to further the awareness of the tariffs among the society at large and to create a database of mining, not to mention the application of analytical intelligence.

Loeser e Portela Advogados (LPA)

Founded on May 5, 1989, the law firm Loeser e Portela Advogados was born to conduct business on the area of Corporate Law, owing to the robust previous experience of its founding partners in the practice of tax consulting.

The firm has extensive experience in infrastructure projects in the mining, ports, sanitation, energy, mining, highways, railways and telecommunications industries. The company also has extensive experience in advising on the structuring of infrastructure projects, including through public-private partnerships, as well as in the follow-up of administrative procedures. LPA also conducts activities in the representation of clients in bidding procedures, advising them on the draft of tenders and in any administrative litigations.

The works performed, over the recent years, included the provision by LPA of legal advisory to Grupo Valdac and Magnum Indústria da Amazônia S.A. in the IPO process, including the mapping of works to be performed internally before and during the operation (IPO Readiness), as well as the analysis of corporate acts aimed at assessing the opportunity and need for corporate restructuring of the client, aimed at: optimization of the structure; standardization of affiliated and/or subsidiary companies’ procedures; merger, consolidation, spin-off or extinction of affiliates and/or subsidiaries; design and definition of the new corporate structure and preparation and registration of the necessary documents for the corporate restructuring, as the case may be.

It also conduct professional advisory to the Municipality of Manaus, helping with the planning for implementing a high capacity transportation solution for the central trunk of the city of Manaus, which encompassed the legal analysis of the applicable laws and the preparation of legal instruments connected to the bidding procedures for the construction and concession of the monorail operation, in addition to the establishment of Companhia Amazonense de Transportes Metropolitano, and the

State’s PPP Program.

The assessors of SERVICE A and SERVICE B evidenced the technical qualification required in the Notice of the Electronic Auction AARH no. 51/2016 – BNDES, which was targeted at its contractings. The call for tenders include, without limitation, the following technical qualifications:

For SERVICE A:

a. economic and financial assessment of the company with net operating revenue of at least One Billion Brazilian Reais (BRL 1,000,000,000.00) in the year of service rendering; and

b. assessment and preparation of forecasts of revenues, costs, expenses and investments of companies in the electric energy distribution industry, carried out after the publication of ANEEL Normative Resolution No. 435, dated May 24, 2011.

For SERVICE B:

a. economic and financial assessment of the company with net operating revenue of at least Three Billion Brazilian Reais (BRL 3,000,000,000.00) in the year of service rendering; b. assessment and preparation of forecasts of revenues, costs, expenses and investments of companies in the electric energy distribution industry, carried out after the publication of ANEEL Normative Resolution No. 435, dated May 24, 2011. c. legal advisory in the area of regulation of electric energy distribution services; d. legal advisory on the sale of controlling interest of companies with net operating revenues of at least One Billion Brazilian Reais (BRL 1,000,000,000.00) in the year of service rendering; e. coordination of the operation of public or private offer of securities and/or MERGERS AND AQUISITIONS in Brazil at an amount higher than Five Hundred Million Brazilian Reais (BRL 500,000,000.00).

3. Provide a copy of work proposals and remuneration of the recommended assessors

The studies required for the privatization of the power distributors controlled by Eletrobras were contracted by the BNDES - the Brazilian Development Bank by means of the AARH Electronic Auction No. 51/16, and were developed under the coordination and monitoring of the Ministry of Mines and Energy, under the terms to Law 9491/97 and its Regulation (Decree No. 2594/98) and by means of the authorization provided for in Law No.13,303/16, Decree No. 8,893/16 and Resolution of the Investment Partnership Program Council (CPPI) No. 3/2016. Therefore, this item is not applicable.

The terms of contract and respective remuneration are established in the Contract Excerpts published in the Official Gazette of the Federal Government no. 43, Section 3, page 111, dated 3.8.2017, and OCS Contract No. 028/2017 between BNDES and Consortium Energia Mais B amounting to Seventeen Million and Seven Hundred Thousand Brazilian Reais (BRL 17,700,000.00), and Contract No. 027/2017 between BNDES and Ceres Inteligência Financeira Ltda. - EPP, amounting to Two Million, Two Hundred Twenty-Nine Thousand Brazilian Reais (BRL 2,229,000.00).

4. Describe any relevant relation over the last three (3) years between the recommended assessors and the parties connected to the company, as defined by the accounting rules that deal with this subject:

Ceres Inteligência Financeira Ltda. – EPP (SERVICE A) provided services in 2014 to the financial division of FURNAS, with specialized advising in the area of corporate finances and technical support. It currently provides, for the same area, the same services, with a contract applicable until the end of 2018 in generation and transmission projects. It also performs, under another contract, specialized professional services for strategic and financial advisory in electric energy generation and transmission projects to the New Business Department, also expected to expire in 2018.

Consortium Mais Energia B, by means of PwC, provided the following services, over the last 3 years:

BRASILEIRAS S.A			SUPPORT SERVICES
CENTRAIS ELETRICAS BRASILEIRAS S.A	CHESF SUPPORT PWC RJ	Nov./26/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	BOA VISTA 2013 - ADV SUPPORT	27-MAY-14	ASS - RAS - R&C (SPA)-SPECIALIST AUDIT SUPPORT SERVICES
CENTRAIS ELETRICAS BRASILEIRAS S.A	CEPISA SUPPORT PWC RJ	Nov./26/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROBRAS - 20F/2013 - REVENUE IN DOLLAR	21/MAR/17	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	FURNAS - 2013 AUDIT	Jul./29/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROBRAS CMG 2013	27/JUN/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETRONORTE - TAX - 2013	Jun./30/14	TAX - CORPORATE INCOME TAX - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	CERON - TAX - 2013	04-AUG-14	TAX - CORPORATE INCOME TAX - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	CEAL - SUPPORT PWC RJ	Nov./26/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELN 2013 - ADV SUPPORT	25-APR-14	ASS - RAS - R&C (SPA)-SPECIALIST AUDIT SUPPORT SERVICES
CENTRAIS ELETRICAS BRASILEIRAS S.A	CELG 2013 - REVIEW	Jun./30/14	ASS - ASSURANCE ENGAGEMENTS (EXCEPT AUDITS & REVIEWS)
CENTRAIS ELETRICAS BRASILEIRAS S.A	TAX - 2013 DIRECT SUPPORT	20-MAY-15	TAX - LABOR - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	CERON 2013 - ADV SUPPORT	27-MAY-14	ASS - RAS - R&C (SPA)-SPECIALIST AUDIT SUPPORT SERVICES
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROBRAS - 2011 ASSURANCE	27-AUG-14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROSUL TAX SUPPORT	28-MAY-14	TAX - CORPORATE INCOME TAX - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROSUL 2013 - TEST (ABAS)	27-MAY-14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	AMAZONAS 2013	Jul./28/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	CEAL 2013	26-DEC-14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	AMAZONAS ENERGIA - TAX - 2013	Jun./30/14	TAX - CORPORATE INCOME TAX - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	BOA VISTA - TAX - 2013	04-AUG-14	TAX - CORPORATE INCOME TAX - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	SOX 2013 TI RJ	Jul./22/14	ADV - GRC - SARBANES-OXLEY ATTESTATION (SPA)
CENTRAIS ELETRICAS BRASILEIRAS S.A	CF - SUPPLY SUPPORT	27-MAY-14	ADV - V&E - VALUE MEASUREMENT-FINANCIAL REPORTING
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROSUL 2013 SUPPORT	05-AUG-14	TAX - CORPORATE INCOME TAX - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	AME 2013 - ADV SUPPORT	25-APR-14	ASS - RAS - R&C (SPA)-SPECIALIST AUDIT SUPPORT SERVICES
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROACRE 2013 - ADV SUPPORT	27-MAY-14	ASS - RAS - R&C (SPA)-SPECIALIST AUDIT SUPPORT SERVICES
CENTRAIS ELETRICAS BRASILEIRAS S.A	SUPPORT TO ABAS 2013 - RJ INDIRECT TAXES	26-SEP-14	TAX - ICMS / IPI / ISS - ASSURANCE SUPPORT
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETRONORTE SOX 2012	Jun./26/14	ADV - GRC - SARBANES-OXLEY ATTESTATION (SPA)
CENTRAIS ELETRICAS BRASILEIRAS S.A	ELETROACRE 2013	Jul./28/14	ASS-ANNUAL AUDIT AND RELATED REVIEWS
CENTRAIS ELETRICAS BRASILEIRAS S.A	CHESF 2013	16-OCT-14	ASS-ANNUAL AUDIT AND RELATED REVIEWS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.